Dollar Shots Club, Inc.

6255 W. Arby Avenue, Unit 256

Las Vegas, Nevada 89118

August 29, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Dollar Shots Club, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed April 27, 2016

File No. 024-10548

Dear Mr. Reynolds:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the “Act”), Dollar Shots Club, Inc. (the Company”) requests the withdrawal of the Company’s Offering Statement on Form 1-A, originally filed on April 27, 2016, and as amended May 27, 20-16 (the “Offering Statement”). Two members of the Company’s board of directors, George Castillo and Eric Flesche, are members of FINRA. Under FINRA Rule 5110, Mr. Castillo and Mr. Flesche may be considered “participants” in the proposed Regulation A offering. Their filings with FINRA under Rule 5110 have not been approved, and the Company does not believe such FINRA filings will be approved within a reasonable period of time. The Company therefore has decided not to proceed with the proposed offering of common stock under Regulation A at this time. The Offering Statement has not been qualified, and no shares of the Company’s common stock have been sold under the Offering Statement.

If you have any questions with respect to this matter, please call or e-mail counsel for the Company, Mr. Joe Laxague at (775) 234-5221; joe@laxaguelaw.com. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Kevin Martino

Kevin Martino, CEO